Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

(1) SUBSCRIPTION OF SERIES A PREFERRED SHARES OF HUITIAN;

(2) SUBSCRIPTION OF CONVERTIBLE BONDS OF HUITIAN; AND

(3) SUBSCRIPTION OF CONVERTIBLE BONDS OF DOGOTIX

HUITIAN SHARE SUBSCRIPTION AND HUITIAN CB SUBSCRIPTION

The Board announces that, on 19 October 2021, XPeng Huitian Investment Company (as the subscriber), a wholly-owned subsidiary of the Company, entered into the Huitian Share Subscription Agreement with Huitian (as the issuer) and Huitian Affiliates, pursuant to which, among other things, Huitian has agreed to issue and XPeng Huitian Investment Company has agreed to subscribe for series A preferred shares of Huitian with the consideration of USD70 million.

The Board announces that, on 19 October 2021, XPeng Huitian Investment Company (as the subscriber) entered into the Huitian CB Subscription Agreement with Huitian, pursuant to which, among other things, Huitian has agreed to issue and XPeng Huitian Investment Company has agreed to subscribe for the convertible bonds of Huitian in the principal amount of USD20 million.

DOGOTIX SUBSCRIPTION

The Board announces that, on 19 October 2021, XPeng Dogotix Investment Company (as the subscriber), a wholly-owned subsidiary of the Company, entered into the Dogotix CB Subscription Agreement with Dogotix (as the issuer) and Dogotix Affiliates, pursuant to which, among other things, Dogotix has agreed to issue and XPeng Dogotix Investment Company has agreed to subscribe for the convertible bonds of Dogotix in the principal amount of USD6.44 million.

LISTING RULES IMPLICATIONS

As of the date of this announcement, Mr. Xiaopeng He, a controlling shareholder of the Company, controls each of Huitian and Dogotix, and therefore each of Huitian and Dogotix constitutes an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. As such, according to Chapter 14A of the Listing Rules, each of the Huitian Share Subscription, the Huitian CB Subscription and the Dogotix CB Subscription constitutes a connected transaction of the Company. The subscription of convertible bonds is a form of financial assistance under the Listing Rules and as the Huitian CB Subscription and the Dogotix CB Subscription were entered into by the Group with parties connected with each other, the Huitian CB Subscription and the Dogotix CB Subscription will need to be aggregated pursuant to Rule 14A.81 of the Listing Rules.

As the highest applicable percentage ratio (as defined under Rule 14.07 of the Listing Rules) of each of the Huitian Share Subscription and the CB Subscriptions is above 0.1% but less than 5%, each of the Huitian Share Subscription and the CB Subscriptions is subject to reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

I. HUITIAN SHARE SUBSCRIPTION AGREEMENT

Date	19 October 2021
Parties	(1) Huitian (as the issuer); (2) Huitian Affiliates; and (3) XPeng Huitian Investment Company (as the subscriber).
Subject Matter and Consideration

Huitian has agreed to issue and XPeng Huitian Investment Company has agreed to subscribe for the series A preferred shares of Huitian in the consideration of USD70 million.

The consideration of the Huitian Share Subscription Agreement was determined through arm’s length negotiations with reference to the business prospects of Huitian and other potential benefits as set out in the section headed “Reasons for and Benefits of the Transactions”.

Conditions Precedent

(i) Conditions to the Obligation of Each Party

a)  no applicable law or order is adopted or is in effect, having the effect of making the Huitian Share Subscription illegal; and

b)  no action is initiated by any governmental authority, having the effect of making the Huitian Share Subscription illegal.

(ii) Conditions to the Obligation of XPeng Huitian Investment Company

a)  all of the transaction documents have been duly executed and delivered;

b)  each of the Huitian Affiliates has obtained all the consents necessary for the performance of its obligations under the transaction documents;

c)  Huitian and the founder of Huitian have delivered a closing certificate to XPeng Huitian Investment Company;

d)  no material adverse effect has occurred;

e)  the representations and warranties made by Huitian Affiliates are true and correct; and

f)   each of the Huitian Affiliates has performed its obligations under the Huitian Share Subscription Agreement in all material respects.

(iii) Conditions to the Obligation of Huitian

a)  the representations and warranties made by XPeng Huitian Investment Company are true and correct; and

b)  XPeng Huitian Investment Company has performed its obligations under the Huitian Share Subscription Agreement in all material respects.

On 19 October 2021, the Board approved XPeng Huitian Investment Company to enter into the Huitian Shareholders’ Agreement, pursuant to which, XPeng Huitian Investment Company shall be entitled to certain special rights, including the information right, right of management appointment and pre-emptive right provided by Huitian. Pursuant to the Huitian Shareholders’ Agreement, among other things, XPeng Huitian Investment Company shall not transfer any shares of Huitian to the competitors of Huitian without Huitian’s prior written consent.

II. HUITIAN CB SUBSCRIPTION AGREEMENT

Date	19 October 2021
Parties	(1) Huitian (as the issuer); and (2) XPeng Huitian Investment Company (as the subscriber).
Subject Matter and Consideration

Huitian has agreed to issue and XPeng Huitian Investment Company has agreed to subscribe for the convertible bonds of Huitian in the principal amount of USD20 million.

The consideration of the Huitian CB Subscription Agreement was determined through arm’s length negotiations with reference to the business prospects of Huitian and other potential benefits as set out in the section headed “Reasons for and Benefits of the Transactions”.

Repayment

Unless otherwise converted into capital stock pursuant to the Huitian CB Subscription Agreement, all the convertible bonds held by XPeng Huitian Investment Company shall be due and payable on the earliest of (a) the Huitian Maturity Date (as defined below), (b) within 15 business days upon Huitian’s receipt of the notice of default, or (c) the date of prepayment according to the Huitian CB Subscription Agreement.

Interest Rate	Simple interest of 8% per annum
Maturity Date	The third anniversary of the date of consideration payment by XPeng Huitian Investment Company (the “Huitian Maturity Date”)
Conditions Precedent

(i) the representations and warranties of Huitian in the Huitian CB Subscription Agreement are true and correct in all material respects;

(ii) all the relevant transaction documents have been duly executed and delivered; and

(iii) all the conditions set forth in the Huitian Share Subscription Agreement have been satisfied or waived.

Conversion Rights

(i) Conversion upon Huitian Qualified Financing

In the event that Huitian completes a qualified financing as agreed between XPeng Huitian Investment Company and Huitian (the “Huitian Qualified Financing”), XPeng Huitian Investment Company shall be entitled to convert all of the outstanding principal amount plus accrued but unpaid interest of the convertible bonds of Huitian held by XPeng Huitian Investment Company into shares, the number of which should be calculated based on the per share purchase price of Huitian’s shares in the Huitian Qualified Financing.

(ii) Maturity Date Conversion

In the event that Huitian does not complete a Huitian Qualified Financing before the Huitian Maturity Date, all the outstanding principal balance and any unpaid accrued interest of the convertible bonds of Huitian held by XPeng Huitian Investment Company shall be automatically converted into shares of Huitian, as adjusted for share dividends, splits, combinations, recapitalizations or similar events.

III. DOGOTIX CB SUBSCRIPTION AGREEMENT

Date	19 October 2021
Parties	(1) Dogotix; (2) Dogotix Affiliates; and (3) XPeng Dogotix Investment Company.
Subject Matter and Consideration

Dogotix has agreed to issue and XPeng Dogotix Investment Company has agreed to subscribe for the convertible bonds of Dogotix in the principal amount of USD6.44 million.

The consideration of the Dogotix CB Subscription Agreement was determined through arm’s length negotiations with reference to the business prospects of Dogotix and other potential benefits as set out in the section headed “Reasons for and Benefits of the Transactions”.

Repayment

Unless otherwise converted into capital stock pursuant to the Dogotix CB Subscription Agreement, all the convertible bonds held by XPeng Dogotix Investment Company shall be due and payable on the earliest of the Dogotix Maturity Date (as defined below).

Interest Rate	Simple interest of 8% per annum
Maturity Date	The second anniversary of the date of consideration payment by XPeng Dogotix Investment Company (the “Dogotix Maturity Date”)
Conditions Precedent

(i) the representations and warranties of Dogotix in the Dogotix CB Subscription Agreement are true and correct in all material respects;

(ii) all the relevant transaction documents have been duly executed and delivered; and

(iii) Dogotix has received all the consents by each of the board and shareholders of Dogotix and Dogotix Affiliates;

(iv) Dogotix and Dogotix Affiliates have delivered a closing certificate to XPeng Dogotix Investment Company; and

(v) no material adverse effect has occurred.

Conversion Rights	In the event that Dogotix completes a qualified financing as agreed between Dogotix, Dogotix Affiliates and XPeng Dogotix Investment Company (the “Dogotix Qualified Financing”), XPeng Dogotix Investment Company shall be entitled to convert all of the outstanding principal amount plus accrued but unpaid interest of the convertible bonds of Dogotix held by XPeng Dogotix Investment Company into shares, the number of which should be calculated based on the per share purchase price of Dogotix’s shares in the Dogotix Qualified Financing.

IV. LISTING RULES IMPLICATIONS

As of the date of this announcement, Mr. Xiaopeng He, a controlling shareholder of the Company, controls each of Huitian and Dogotix, and therefore each of Huitian and Dogotix constitutes an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. As such, according to Chapter 14A of the Listing Rules, each of the Huitian Share Subscription, the Huitian CB Subscription and the Dogotix CB Subscription constitutes a connected transaction of the Company. Subscription of convertible bonds is a form of financial assistance under the Listing Rules and as the Huitian CB Subscription and the Dogotix CB Subscription were entered into by the Group with parties connected with each other, the Huitian CB Subscription and the Dogotix CB Subscription will need to be aggregated pursuant to Rule 14A.81 of the Listing Rules.

As the highest applicable percentage ratio (has the meaning ascribed under Rule 14.07 of the Listing Rules) of each of the Huitian Share Subscription and the CB Subscriptions is above 0.1% but less than 5%, each of the Huitian Share Subscription and the CB Subscriptions is subject to reporting, annual review and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

V. REASONS FOR AND BENEFITS OF THE TRANSACTIONS

Huitian is mainly engaged in research, development, production and sales of flying vehicles and Dogotix is mainly engaged in research and development of robots with human-robot interaction function. The Company believes that with the rapid development of Huitian and Dogotix and the synergistic effect created through the coordination with Huitian and Dogotix, it is hoped that the goal of creating an intelligent transportation ecosystem will ultimately come true in the future.

The Directors (including independent non-executive Directors) consider that the terms of the transaction contemplated under each of the Huitian Share Subscription Agreement, the Huitian Shareholders’ Agreement, the Huitian CB Subscription Agreement and the Dogotix CB Subscription Agreement is fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

As Mr. Xiaopeng He held interests in Huitian and Dogotix, Mr. Xiaopeng He has abstained from voting when the Board reviewed the resolution in respect of the transaction contemplated under each of the Huitian Share Subscription Agreement, the Huitian Shareholders’ Agreement, the Huitian CB Subscription Agreement and the Dogotix CB Subscription Agreement. Save for the above, to the best of the Directors’ knowledge, information and belief, and after making all reasonable enquiries, no other Director had a material interest in each of the Huitian Share Subscription Agreement, the Huitian CB Subscription Agreement and the Dogotix CB Subscription Agreement or shall abstain from voting on board resolutions approving each of the Huitian Share Subscription Agreement, the Huitian CB Subscription Agreement and the Dogotix CB Subscription Agreement and the subscriptions contemplated thereunder.

VI. FINANCIAL IMPACT OF THE SUBSCRIPTIONS

Upon completion of the transaction contemplated under each of the Huitian Share Subscription Agreement, the Huitian CB Subscription Agreement, the Dogotix CB Subscription Agreement and the concurrent financing activities conducted by Huitian and Dogotix with other investors, XPeng Huitian Investment Company will hold approximately 18.9% equity interests in Huitian (taking into account the dilution effect of the ESOP plan of Huitian) and XPeng Dogotix Investment Company will hold a total of approximately 19.9% equity interests in Dogotix (taking into account the dilution effect of the ESOP plan of Dogotix). Neither Huitian nor Dogotix will become a subsidiary of the Company and their financial results will not be consolidated in the Company’s consolidated financial statements.

VII. General Information

the Company

The Company is one of the leading smart electric vehicle (“Smart EV”) companies that designs, develops, manufactures and markets Smart EV in China. The class A ordinary shares and the American depositary shares of the Company are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

(i) Parties to the Huitian Share Subscription Agreement and the Huitian CB Subscription Agreement

Huitian

Huitian is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research, development, production and sales of flying vehicles. As of the date of this announcement, Huitian is controlled by Mr. Xiaopeng He, a controlling shareholder of the Company.

According to the consolidated financial statements prepared by Huitian, the net profit before and after tax of Huitian for the two financial years ended 31 December 2019 and 31 December 2020 are as follows:

	For the financial year ended
	31 December 2020 (unaudited) (RMB)	31 December 2019 (audited) (RMB)
Profit/(loss) before tax	-11,708,551	N/A
Profit/(loss) after tax	-11,708,551	N/A

Given Huitian commenced its business operation in 2020, the net profit before and after tax of Huitian for the year ended 31 December 2019 are not applicable.

Based on the consolidated financial statements prepared by Huitian, the net assets of Huitian as of 30 June 2021 was approximately RMB34,977,454.

HT Flying Car Limited

HT Flying Car Limited is a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Huitian as of the date of this announcement. HT Flying Car Limited is mainly engaged in investment holdings.

HT Flying Car (Hong Kong) Limited

HT Flying Car (Hong Kong) Limited is a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Huitian as of the date of this announcement. HT Flying Car (Hong Kong) Limited is mainly engaged in investment holdings.

Guangdong HT Aerospace Technology Co., Ltd. (廣東匯天航空航天科技有限公司)

Guangdong HT Aerospace Technology Co., Ltd. is a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Huitian as of the date of this announcement. Guangdong HT Aerospace Technology Co., Ltd. is mainly engaged in research and development of flying vehicles.

Shenzhen HT Aerospace Technology Co., Ltd. (深圳匯天航天航空科技有限公司)

Shenzhen HT Aerospace Technology Co., Ltd. is a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Huitian as of the date of this announcement. Shenzhen HT Aerospace Technology Co., Ltd. is mainly engaged in research and development of flying vehicles.

Guangzhou HT Aerospace Technology Co., Ltd. (廣州匯天航空航天科技有限公司)

Guangzhou HT Aerospace Technology Co., Ltd. is a company incorporated in the PRC with limited liability and a subsidiary of Huitian as of the date of this announcement. Guangzhou HT Aerospace Technology Co., Ltd. is mainly engaged in research and development of flying vehicles.

Mr. Zhao Deli (趙德力)

Mr. Zhao Deli is a founder of Huitian.

Zrocket Holdings Limited

Zrocket Holdings Limited is a company incorporated in the British Virgin Islands with limited liability and its sole shareholder is Mr. Zhao Deli as of the date of this announcement. Zrocket Holdings Limited is mainly engaged in investment holdings.

XPeng Huitian Investment Company

XPeng Huitian is a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company as of the date of this announcement. XPeng Huitian Investment Company is mainly engaged in investment holdings.

(ii) Parties to the Dogotix CB Subscription Agreement

Dogotix

Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction function. As of the date of this announcement, Dogotix is controlled by Mr. Xiaopeng He, a controlling shareholder of the Company.

Given Dogotix was founded in 2021, the net profit before and after tax of Dogotix for the years ended 31 December 2019 and 2020 are not applicable.

Based on the consolidated financial statements prepared by Dogotix, the net assets of Dogotix as of 30 June 2021 was approximately RMB46,529,971.

Mr. Zhao Tongyang (趙同陽)

Mr. Zhao Tongyang is a founder of Dogotix.

Zdogo Holdings Limited

Zdogo Holdings Limited is a company incorporated in the British Virgin Islands with limited liability and its sole shareholder is Mr. Zhao Tongyang as of the date of this announcement. Zdogo Holdings Limited is mainly engaged in investment holdings.

Guangdong Pengxing Intelligent Co., Ltd. (廣東鵬行智能有限公司)

Guangdong Pengxing Intelligent Co., Ltd. is a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Dogotix as of the date of this announcement. Guangdong Pengxing Intelligent Co., Ltd. is mainly engaged in research and development of robots with human-robot interaction function.

Shenzhen Pengxing Intelligent Co., Ltd. (深圳鵬行智能有限公司)

Shenzhen Pengxing Intelligent Co., Ltd. is a company incorporated in the PRC with limited liability and a subsidiary of Dogotix as of the date of this announcement. Shenzhen Pengxing Intelligent Co., Ltd. is mainly engaged in research and development of robots with human-robot interaction function.

XPeng Dogotix Investment Company

XPeng Dogotix Investment Company is a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company as of the date of this announcement. XPeng Dogotix Investment Company is mainly engaged in investment holdings.

DEFINITIONS

Unless the context otherwise requires, the following expressions in this announcement shall have the following meanings:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules
“Board”	the board of directors of the Company
“CB Subscriptions”	the Huitian CB Subscription and the Dogotix CB Subscription
“Company”

XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the American depositary shares of which are listed on New York Stock Exchange

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules
“controlling shareholder(s)”	has the meaning ascribed thereto under the Listing Rules

“Directors”	the directors of the Company
“Dogotix”	Dogotix Inc., a company incorporated in the Cayman Islands with limited liability
“Dogotix Affiliates”	Mr. Zhao Tongyang, Zdogo Holdings Limited, Guangdong Pengxing Intelligent Co., Ltd.(廣東鵬行智能有限公司) and Shenzhen Pengxing Intelligent Co., Ltd. (深圳鵬行智能有限公司)
“Dogotix CB Subscription”	the subscription of convertible bonds of Dogotix by XPeng Dogotix Investment Company pursuant to the Dogotix CB Subscription Agreement
“Dogotix CB Subscription Agreement”	the note purchase agreement entered into between Dogotix and XPeng Dogotix Investment Company
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Huitian”	HT Flying Car Inc., a company incorporated in the Cayman Islands with limited liability
“Huitian Affiliates”

HT Flying Car Limited, HT Flying Car (Hong Kong) Limited, Guangdong HT Aerospace Technology Co., Ltd. (廣東匯天航空航天科技有限公司), Shenzhen HT Aerospace Technology Co., Ltd. (深圳匯天航天航空科技有限公司), Guangzhou HT Aerospace Technology Co., Ltd. (廣州匯天航空航天科技有限公司), Mr. Zhao Deli and Zrocket Holdings Limited

“Huitian CB Subscription”	the subscription of convertible bonds of Huitian by XPeng Huitian Investment Company pursuant to the Huitian CB Subscription Agreement
“Huitian CB Subscription Agreement”	the note purchase agreement entered into between Huitian and XPeng Huitian Investment Company
“Huitian Share Subscription”	the subscription of series A preferred shares of Huitian by XPeng Huitian Investment Company pursuant to the Huitian Share Subscription Agreement
“Huitian Share Subscription Agreement”	the share subscription agreement entered into among Huitian, Huitian Affiliates and XPeng Huitian Investment Company
“Huitian Shareholders’ Agreement”	the shareholders’ agreement of Huitian in respect of certain corporate governance matters of Huitian
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC
“USD”	United States dollars, legal currency of the United States
“XPeng Dogotix Investment Company”	XPeng Dogotix Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of the Company
“XPeng Huitian Investment Company”	XPeng Huitian Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of the Company
“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, 19 October 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only